FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Thursday 10 May 2012, London UK - LSE announcement

GSK commences tender offer to acquire Human Genome Sciences for US $13.00 per share in cash

GlaxoSmithKline plc (LSE: GSK) today announced that it has commenced its previously announced tender offer to acquire all of the outstanding shares of Human Genome Sciences (NASDAQ: HGSI) for US$13.00 per share in cash.  GSK's offer represents a premium of 81 percent to HGS's closing share price of US$7.17 on 18th April, the last trading day before HGS publicly disclosed GSK's private offer.

The closing of the tender offer is subject to the terms and conditions detailed in the offer document.  The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight New York City time on 7 June 2012 unless the offer is extended.

The offering documents for the Offer are being filed today with the SEC and may be obtained by contacting the information agent for the Offer:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Banks and Brokerage Firms Please Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 848-2998
Email: HGStender@dfking.com

Lazard and Morgan Stanley are acting as financial advisors to GSK and Cleary Gottlieb Steen & Hamilton and Wachtell, Lipton, Rosen & Katz are providing legal advice.

V A Whyte
Company Secretary
10 May 2012

GlaxoSmithKline- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Sard Verbinnen & Co:
US Media enquiries	George Sard	+1 212 687 8080	(New York)
	Andrew Cole	+1 212 687 8080	(New York)
	Michael Henson	+1 212 687 8080	(New York)

Cautionary statement regarding forward-looking statements
This communication does not constitute an offer to purchase or a solicitation of an offer to sell any securities.

This communication contains forward-looking statements. GlaxoSmithKline cautions readers that any forward-looking statements made by GlaxoSmithKline, including those made in this communication, are risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of a potential business combination transaction involving GlaxoSmithKline and Human Genome Sciences, including future financial and operating results, GlaxoSmithKline 's plans, objectives, expectations (financial or otherwise) and intentions relating to the potential business combination and other statements that are not historical facts.

Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell HGS common stock.  The solicitation and offer to buy HGS common stock will only be made pursuant to an offer to purchase and related materials.  Investors and securityholders are urged to read these material carefully when they become available since they will contain important information, including the terms and conditions of the offer.  The Offer to Purchase and related materials will be filed by GSK with the Securities and Exchange Commission (SEC) and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by GSK with the SEC at the website maintained by the SEC as www.sec.gov.  The Offer to Purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 or (800) 848-2998 (toll-free) or by email at HGStender@dfking.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 10, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc